WORLD FUNDS, INC.
          8730 Stony Point Parkway Suite 205 Richmond, Virginia 23235
                          (804)267-7400 (800) 527-9525
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June 10, 2008

VIA EDGAR


United States Securities & Exchange Commission
Division of Investment Management
Washington, DC 20549

Attention:  Mr. Jeff Long

RE:        The World Funds, Inc.
           File Nos. 811-8255 and 333-29289

Dear Mr. Long:

In connection with responding to the questions and comments discussed on our phone call on April 3, 2008 with regards to review of the World Funds, Inc.'s (the "Company") Form N-CSR filings and certain other filings and the Company's website, the Company acknowledges the following:

a. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and;

c. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


SUMMARY OF DISCUSSION

SEC Observation:
The review noted that Item 4b. on the certification filed in conjunction with the Form N-CSR's filed for certain series of the Company with reporting periods ending 8/31/07, 9/30/07 and 12/31/07 was incorrectly marked as "not applicable".

Company Response:
We have determined that the standard certification format used by us internally inadvertently omitted (as not applicable) the appropriate certification language from Item 4b. We have corrected the certification format and ensure that all future filings will contain the appropriate certification language. Additionally, we have filed an amended Form N-CSR on June 10, 2008 for the Company series with reporting period ended 12/31/07 to include the appropriate certification language for Item 4b.

SEC Observation:
The review noted that the amended filings of Form N-CSR made on March 31, 2008 did not include a correspondence letter to address the amendments/changes that were made from the original filing done on March 10, 2008.

Company Response:
A correspondence letter to highlight significant and/or material amendments/changes will accompany amended filings in the future.

SEC Observation:
The review noted that a Section 906 Certification was not included for the principal financial officer in conjunction with Form N-CSR's filed for certain series of the Company with reporting periods ending 8/31/07, 9/30/07 and 12/31/07.

Company Response:
We have determined that the Section 906 Certification form used internally was not updated to reflect the addition of the new principal financial officer in 2006. Prior to this date, the principal financial officer and the principal executive officer was the same individual. We have amended the Section 906 Certification format to include both the principal financial officer and the principal executive officer and ensure that all future filings will include the appropriate Section 906 Certifications. Additionally, we have filed an amended Form N-CSR on June 10, 2008 for the Company series with reporting period ended 12/31/07 to include the appropriate Section 906 Certification for both the principal executive officer and the principal financial officer.


SEC Observation:
The review of the annual report of the REMS Real Estate Value Opportunity Fund for the year ended December 31, 2007 noted a footnote disclosure discussing the Fund's commission recapture agreement with Fidelity Capital Markets ("FCM") whereby a portion of the commissions earned are used to offset certain operating expenses of the Fund. You requested confirmation of how this program was executed at the Fund level.

Company Response:
Pursuant to terms of the commission recapture agreement, FCM transfers the available commissions earned monthly to the Fund's administrator. The Fund's administrator then disperses such monies to pay operating expenses of the Fund, including, but not limited to, custody, legal, administrative and accounting fees. For the year ended 12/31/07, $55,689 was received and used to offset such operating expenses of the Fund. The footnote disclosure will be revised in the next shareholder report to more clearly define the role of the administrator in this process.


SEC Observation:
The review of the annual report of the Osprey Concentrated Large Cap Value Equity Fund for the period October 2, 2006 (commencement of operations) through September 30, 2007 noted there was a voluntary and contractual component of fees waived and expenses reimbursed. It was not clear in the footnote disclosure that the voluntary portion waived and/or reimbursed was not recoverable under the expense limitation agreement.


Company Response:
The amount disclosed as recoverable under the expense limitation in the 2nd paragraph of Note 2 to the financial statement accurately reflects only the contractually waived fees and reimbursed expenses. The footnote disclosure language will be revised in the next shareholder report to more clearly define the contractual and voluntary waivers and reimbursed amounts.


SEC Observation:
The review noted the Company's website needs to maintain current information.


Company Response:
We have completed a review of all materials on the website to ensure they are current as of the filing of this letter. Additionally, the website is being reviewed at least monthly to ensure information remains updated and current.


SEC Observation:
The review noted the EDGAR filing of the 12/31/07 annual reports did not include plot points for the graphs.

Company Response:
We implemented a new program in 2008 for the preparation of financial statements and the 12/31/07 annual reports were the first generated from this system. While the Annual Reports to Shareholders included in the Form N-CSR filed on March 31, 2008 did not include the plot points for the graphs, the annual reports mailed to the shareholders did contain the appropriate graphs and charts. An amended Form N-CSR was filed on June 10, 2008 to include this information. In the future steps will be taken to ensure all appropriate plot point and graph information is accurately reflected in the filed document.


SEC Observation:
The review of the annual report of the Eastern European Equity Fund for the year ended December 31, 2007 noted that the expense example referenced an expense ratio for Class A not consistent with the financial highlights.

Company Response:
We implemented a new program in 2008 for the preparation of financial statements and the 12/31/07 annual reports were the first generated from this system. While the Annual Reports to Shareholders included in the Form N-CSR filed on March 31, 2008 did not include the correct expense ratio in the footnote to the class expenses example , the annual reports mailed to the shareholders did contain the appropriate expense information. An amended Form N-CSR was filed on June 10, 2008 to include the correct information. In the future, steps will be taken to ensure all appropriate expense table information is accurately reflected in the filed document.


Sincerely,


/s/ Karen Shupe
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Karen Shupe
Principal Financial Officer
The World Funds, Inc.